UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

AiAdvertising, Inc.

(Name of issuer)

Common Stock, Par Value $0.001 Per Share

(Title of class of securities)

00874R 103

(CUSIP number)

Andrew Van Noy

321 Sixth Street, San Antonio, TX 78215

800-964-3313

(Name, address and telephone number of person authorized to receive notices and communications)

January 6, 2022

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ¨

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00874R 103

(1)	Names of reporting persons Andrew Van Noy
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 133,581,820(1)
	(8)	Shared voting power
	(9)	Sole dispositive power 133,581,820(1)
	(10)	Shared dispositive power

(11)	Aggregate amount beneficially owned by each reporting person 133,581,820(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 12.6%(2)
(14)	Type of reporting person (see instructions) IN

(1)	Includes 124,977,169 shares of common stock, par value $.001 per share (the “Common Stock”), issuable upon the exercise of options that are exercisable within 60 days of January 6, 2022.
(2)	Percentage is based upon 1,054,698,309 shares of common stock outstanding as of January 6, 2022.

Item 1. Security and Issuer

This Schedule 13D relates to shares of the common stock, $0.001 par value per share, of AiAdvertising, Inc., a Nevada corporation (the "Issuer"). The address of the principal executive office of the Issuer is 321 Sixth Street, San Antonio, TX 78215.

Item 2. Identity and Background

(a)	This statement is being filed by Andrew Van Noy (the “Reporting Person”).

(b)	The Reporting Person’s principal business address is 321 Sixth Street, San Antonio, TX 78215.

(c)	Reporting Person is the Chief Executive Officer, President and Chairman of the Issuer.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The 133,581,820 shares of Common Stock beneficially owned by Reporting Person includes 124,977,169 shares of Common Stock issuable upon the exercise of stock options that are exercisable within 60 days of January 6, 2022. The remaining 8,604,651 shares of Common Stock were acquired by the Reporting Person on June 22, 2016 pursuant to a cashless exercise of a warrant, which the Reporting Person acquired from a third party and not directly from the Issuer.

Item 4.	Purpose of Transaction

All of the Issuer’s securities owned by the Reporting Person have been acquired for investment purposes only.  The Reporting Person has no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D.  The Reporting Person may, at any time, review or reconsider its positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but have no present intention of doing so.

Item 5. Interest in Securities of the Issuer

(a)

As of the date hereof, the Reporting Person beneficially owns 133,581,820 shares, or 12.6%, of the Issuer’s common stock. The Reporting Person’s ownership includes 8,604,651 shares of Common Stock held directly and 124,977,169 shares of Common Stock issuable upon the exercise of options that are exercisable within 60 days of January 6, 2022. All percentages in this paragraph relating to beneficial ownership of Common Stock are based on 1,054,698,309 shares of Common Stock outstanding as of January 6, 2022, as reported by the Issuer. The amount of additional shares of Common Stock that Reporting Person has the right to acquire within 60 days of January 6, 2022 (124,977,169 shares) are deemed to be outstanding for purposes of calculating his beneficial ownership percentage.

(b)	The Reporting Person has the sole power to vote and dispose of all 133,581,820 shares of Common Stock, including the options. However, the shares of Common Stock underlying the options may not be voted unless and until such options are exercised and such shares issued.

(c)	Except for the transaction which is the subject of this Schedule 13D, there were no other transactions effected in the last 60 days by the Reporting Person.

(d)	To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this statement and reported in Item 5(a).

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The following table summarizes the terms of all outstanding options that the Issuer has granted to the Reporting Person.

Options (right to buy Common Stock)

Date of Grant	No. of Shares of Common Stock Underlying Option	Exercise Price	Vesting Schedule
8/13/2012	5,000,000	$0.0053	Vest at a rate of 1/36 per month commencing on the date of grant until all options are vested.
2/03/2015	30,000,000	$0.0131	Vest at a rate of 1/36 per month commencing on the date of grant until all options are vested.
3/20/2015	15,000,000	$0.0130	Vest at a rate of 1/36 per month commencing on the date of grant until all options are vested.
8/25/2015	20,000,000	$0.0150	Vest at a rate of 1/36 per month commencing on the date of grant until all options are vested.
1/17/2020	50,000,000	$0.0019	Vest at a rate of 1/36 per month commencing on the date of grant until all options are vested.
1/05/2021	50,000,000	$0.0068	Vest at a rate of 1/36 per month commencing on the date of grant until all options are vested.

Item 7.	Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 7, 2022	By:	/s/ Andrew Van Noy
Andrew Van Noy

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